Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a letter that was distributed to shareholders of Central Pacific Financial Corp. on August 10, 2004.

August 10, 2004

AN IMPORTANT REMINDER

Dear Fellow Shareholder:

We previously sent to you proxy materials for Central Pacific Financial Corp.'s important special shareholder meeting to approve, among other things, a merger agreement by and between Central Pacific and CB Bancshares. As previously explained, your Board of Directors recommends that shareholders vote "FOR" the merger, proposal 1, and "FOR" proposals 2, 3 and 4.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY CPF SHARES
YOU OWN, BECAUSE THE MERGER REQUIRES THE APPROVAL
OF 75% OF CPF'S ISSUED AND OUTSTANDING SHARES.

To make sure that your shares are represented and voted at the meeting, please vote today by telephone, via the Internet, or by signing and returning the enclosed proxy in the postage-paid envelope provided. Remember, your failure to vote will be equivalent to a vote "against" the merger agreement.

If you have already voted, please accept our thanks and disregard this request. We appreciate your participation and continued support.

Very truly yours,

Your Board of Directors,
Central Pacific Financial Corp.

IMPORTANT
Please follow the easy instructions on the enclosed proxy
to vote by telephone or via the Internet.

If you have any questions or need assistance, please call CPF, attention David Morimoto, at (808) 544-0500. You may also call D. F. King & Co., Inc., toll-free, at 1-888-644-5854.

Important Legal Information

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.